Filed pursuant to Rule 433
Registration No. 333-249918
November 10, 2021

PRICING TERM SHEET

Issuer:	American Electric Power Company, Inc.

Transaction Date:	November 10, 2021

Settlement Date:	November 15, 2021 (T+2)

Designation:	3.875% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2062

Principal Amount:	$750,000,000

Maturity:	February 15, 2062

Interest Rate:
(i) from and including the date of original issuance to, but excluding, February 15, 2027 at an annual rate of 3.875% and (ii) from and including February 15, 2027 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.675%

Optional Deferral:	Up to 10 consecutive years per deferral

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2022

Day Count Convention:	30/360

Price to Public:	100% of the principal amount thereof

Redemption Terms:
Redeemable, in whole or in part, during any period from and including the November 15 immediately preceding an Interest Reset Date through and including such Interest Reset Date, in each case at 100% of the principal amount, plus any accrued and unpaid interest

Call for Tax Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Rating Agency Event:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest

CUSIP/ISIN:	025537 AU5/ US025537AU52

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Blaylock Van, LLC Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

Ratings*:	Baa3 (Stable) by Moody’s Investors Service, Inc. BBB (Negative) by S&P Global Ratings, a division of S&P Global Inc. BB+ (Stable) by Fitch Ratings, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or RBC Capital Markets, LLC toll-free at (866) 375-6829.